AH 3/9/2005 *

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

[redacted]

05037623

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC RECEIVED FEB 28 2005 PROCESSING WASH. D.C. SECTION

SEC FILE NUMBER
8- 47474

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hold Brothers On-Line Investment Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

525 Washington Blvd., 14th Floor
(No. and Street)

Jersey City	New Jersey	07310
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Edward Samson 201-499-8700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Morey, John P.
(Name – *if individual, state last, first, middle name*)

528 N. New Street	Bethlehem	Pennsylvania	18018
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/10/05 SS

OATH OR AFFIRMATION

I, Edward Samson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hold Brothers On-Line Investment Services, LLC, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MICHELLE Y. DUBOSE
NOTARY PUBLIC OF NEW JERSEY
MY COMMISSION EXPIRES AUG. 7, 2008

Signature

CFO
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HOLD BROTHERS ON-LINE INVESTMENT SERVICES, LLC

Contents

	Page
Financial Statements	
Independent auditor report	1
Statement of financial condition as of December 31, 2004	2
Notes to financial statements	3 - 6

John P. Morey
Certified Public Accountant

To the Members
Hold Brothers On-Line Investment Services, LLC:

I have audited the accompanying statement of financial condition of Hold Brothers On-Line Investment Services, LLC (the "Company") as of December 31, 2004, and the related statements of income, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hold Brothers On-Line Investment Services, LLC at December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

John P. Morey, CPA
Bethlehem, PA 18018
February 17, 2005

528 N. New Street
Bethlehem, PA 18018

Tel: (610) 882-1000
Fax: (610) 882-2418
jmorey@moreycpa.com

HOLD BROTHERS ON-LINE INVESTMENT SERVICES, LLC

Statement of Financial Condition
December 31, 2004

ASSETS		
Cash and cash equivalents	$ 5,327,261	
Receivable from broker-dealers and clearing organizations	1,292,037	
Deposits with clearing organizations and others(cash of $804,024 and securities with a market value of $2,115,097)	2,919,121	
Securities owned:		
Marketable securities, at market value	17,508,150	
Not readily marketable, at estimated fair value	620,920	
Property and equipment, net of accumulated depreciation of $267,105	113,206	
Receivable from affiliates	388,840	
Other assets	225,806	
TOTAL ASSETS		$ 28,395,341
LIABILITIES AND MEMBERS' EQUITY		
LIABILITIES		
Payable to broker-dealers and clearing organizations	$ 12,352,883	
Securities sold, not yet purchased, at market value	840,995	
Accounts payable	953,331	
Accrued expenses and other liabilities	1,214,159	
Payable to affiliate	125,191	
TOTAL LIABILITIES		15,486,559
MEMBERS' EQUITY		
Class A voting, members units	2,765,665	
Class B nonvoting, members units	10,143,117	
		12,908,782
TOTAL LIABILITIES AND MEMBERS' EQUITY		$ 28,395,341

See notes to financial statements

HOLD BROTHERS ON-LINE INVESTMENT SERVICES, LLC

Notes to Financial Statements
December 31, 2004

NOTE A – ORGANIZATION

Nature of business

Hold Brothers On-Line Investment Services, Inc. was organized in 1994 in the State of Delaware and during 2002, was reorganized as a limited liability company, and became Hold Brothers On-Line Investment Services, LLC (the "Company"). The Company is a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers, Inc. (the "NASD"). The Company is a majority owned subsidiary of Hold Brothers, Inc. (the "Parent").

The Company engages in the trading of equity securities and options and provides brokerage services to individuals. The Company provides these services through its home office in Jersey City, New Jersey and its branch network. The Company introduces all of its customer securities transactions to another broker-dealer on a fully disclosed basis. All related clearing and depository operations for these transactions are performed by the clearing broker.

The Company is self clearing for its proprietary transactions and has a direct clearing relationship with National Securities Clearing Corporation (NSCC).

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents:

Cash and cash equivalents include cash and money market accounts.

Securities transactions:

Securities transactions and the related revenues and expenses are recorded in the financial statements on a trade date basis.

Marketable securities, including derivative contracts, are carried at fair value, with changes in value included in the statement of income in the period of change. Fair value is generally determined by quoted market prices. The fair value of exchange traded derivatives, primarily option contracts, is determined by quoted market prices while the fair value of derivatives negotiated in over-the-counter markets are valued based upon dealer price quotations or pricing models which consider time value and the volatility of the underlying instruments. Non-marketable securities are valued at fair value as determined by management.

Property and equipment:

Furniture, equipment and vehicles are stated at cost less accumulated depreciation. Depreciation is computed on straight-line basis over the estimated useful life of the related asset.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income taxes:

A limited liability company is treated as a partnership for income tax purposes and is not subject to income taxes. The taxable income or loss of the Company is includible in the income tax returns of its members. Therefore, no provision for income tax has been provided.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE C – SECURITIES OWNED AND SOLD, NOT YET PURCHASED

Marketable securities owned and sold, not yet purchased, consist of trading and investment securities at market values, as follows:

	Owned	Sold, not yet purchased
Corporate stocks	$17,241,845	$ -
Options	266,305	840,995
Totals	$17,508,150	$840,995

Securities not readily marketable include investment securities that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company.

NOTE D – RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2004, consist of the following:

	Receivable	Payable
Deposits for securities borrowed/loaned	$ 475,400	$ -
Securities failed to deliver/receive	-	120,949
Payable to clearing broker	-	12,231,934
Receivable from clearing organizations	806,086	-
Fees and commissions receivable	10,551	-
Totals	$1,292,037	$12,352,883

NOTE E – PROPERTY AND EQUIPMENT

Property and equipment as of December 31, 2004 consists of:

Furniture and equipment	$ 262,345
Vehicles	117,966
	380,311
Less accumulated depreciation	267,105
	$ 113,206

NOTE F – COMMITMENTS AND CONTINGENCIES

Leases:

The Company leases office space under a long-term lease. Future obligations relating to the primary terms of the Company's long-term office space lease are:

Year Ending December 31:	
2005	$ 585,895
2006	421,844
2007	451,580
2008	414,847
2009	363,440
	$ 2,237,606

Rent expense under operating leases was $539,765 for the year ended December 31, 2004.

Letters of credit:

The Company has secured letters of credit ("LOC") issued in favor of the Company's landlords, which were issued by a diversified U.S. financial institution in the aggregate amount of $486,087. These LOC mature from October 2005 through November 2005. At December 31, 2004, there were no outstanding borrowings under these LOC. As of December 31, 2004, mutual funds of $570,920 were pledged and deposited to secure the LOC.

Litigation:

The Company is a party or defendant in various pending civil actions and arbitrations. The Company has also been the subject of several regulatory inquiries during the past year in its ordinary course of business. While the outcome of such matters cannot be predicted with certainty, in the opinion of management of the Company, after consultation with various counsels handling such matters, these actions will be resolved with no material adverse effect on the Company's financial statements, taken as a whole.

NOTE G – MEMBERS' EQUITY

The Class A member units are voting.

The Class B members' units are nonvoting. Each Class B member is allocated the net income or loss from certain trading activities.

NOTE H – NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital, as defined and requires that the ratio of aggregate indebtedness, as defined, to net capital, shall not exceed 15 to 1.

At December 31, 2004, the Company had net capital of $9,619,299, which was $9,369,299 in excess of its required net capital of $250,000. The Company ratio of aggregate indebtedness to net capital was .24 to 1.

Capital withdrawals are subject to certain notification and other provisions of the net capital rules of the SEC.

NOTE I – RELATED PARTY TRANSACTIONS

The Company has a software license agreement with Holdsoftware.Com, Inc. an affiliated company. Included in software licensing expense is $1,411,666 related to this agreement. Included in payable to affiliates is $125,191 that represents accrued costs associated with this software license. This balance is settled on a monthly basis.

NOTE J – CREDIT AND MARKET RISK

A clearing broker-dealer carries all of the customer accounts of the Company and is responsible for the execution, collection and payments of funds and, receipt and delivery of securities related to security transactions. Customer transactions are entered into on either a cash or margin basis. In a margin transaction, the Company, through its clearing broker-dealer, extends credit to a client for the purchase of securities using the securities purchased and/or other securities in the customer's account as collateral for loaned amounts. Market declines could reduce the value of any collateral below the principal amount loaned, plus accrued interest, before the collateral can be sold. Customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealer may charge the losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and ensure that customer transactions are executed properly by the clearing broker-dealer.

The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments. Exchange-traded options are used to conduct trading activities, and manage market risks and are, therefore, subject to varying degrees of market and credit risk. Derivative transactions are entered into for trading purposes or to economically hedge other positions or transactions.

At December 31, 2004, cash and cash equivalents were held on deposit at diversified U.S. financial institutions. Included in cash is $2,748 of cash segregated in a special reserve account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.